

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2026

Ryan Rhodes
Chief Executive Officer
EDAP TMS S.A.
Parc d'Activités la Poudrette-Lamartine
4/6, rue du Dauphiné
69120 Vaulx-en-Velin, France

> **Re: EDAP TMS S.A.**
> **Registration Statement on Form S-3**
> **Filed March 25, 2026**
> **File No. 333-294597**

Dear Ryan Rhodes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jeremy Cleveland